Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Fisher Wallace Laboratories, Inc.
515 Madison Avenue
New York, NY 10022
https://www.fisherwallace.com/

Up to $1,070,000.00 in Class B Non-Voting Stock at $2.50
Minimum Target Amount: $10,000.00

Company:

Company: Fisher Wallace Laboratories, Inc.
Address: 515 Madison Avenue, New York, NY 10022
State of Incorporation: DE
Date Incorporated: August 23, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 4,000 shares of Class B Non-Voting Stock
Offering Maximum: $1,070,000.00 | 428,000 shares of Class B Non-Voting Stock
Type of Security Offered: Class B Non-Voting Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $250.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Perks *and Invesmtent Bonuses

Early Bird

First 7 days - 5% bonus shares

Volume

$1500+ | 42% discount on the purchase of a Fisher Wallace device

$5,000+ | Above + 2% bonus shares

$10,000+ | Above + 3% bonus shares

$20,000+ | Above + 5% bonus shares

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Fisher Wallace Laboratories, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Stock at $2.50 / share, you will receive 110 Class B Non-Voting Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Fisher Wallace manufactures and markets wearable medical devices for the treatment of depression, anxiety and insomnia. Our flagship product, the Fisher Wallace Stimulator® is indicated by the FDA and approved in Europe to treat depression, anxiety and insomnia. The device works by stimulating serotonin production and modulating the brain's default mode network while lowering cortisol (the stress hormone). Patients use the device at home for 20 minutes a day and typically experience symptom reduction within the first week of use. The device may be safely used in conjuction with drug therapy.

The very large market for mood and sleep therapy solutions is not adaquately served by drug therapy and behavioral therapy, as they provide low to modest efficacy at high cost and side effect rate (for drugs) and require significant administration and patient engagement. Fisher Wallace completes with these standards of care by offering an easy-to-use, effective treatment option that causes no serious side effects, is affordable out-of-pocket, and requires a low level of provider administration and patient engagement.

Fisher Wallace is a vertically integrated e-commerce business and drives customers to its e-commerce website via paid digital advertising. Fisher Wallace has consistently generated a 2X return on ad spend (ROAS) and there is enormous ad inventory available via Google and Facebook to continue scaling the business. The company generated $4.7M net revenue in 2018 by spending $2.3M on digital advertising. The yeild on digital advertising is expected to remain fairly constant during the next several years of growth given the enormous amount of ad inventory that remains available.

Fisher Wallace manages its supply chain through its contract manufacturer and does not anticipate any signficant distruptions to parts supply, as parts are purchased in volume with sufficient lead time and are not exotic or significantly challenging to source.

The customer base for Fisher Wallace devices is large and consistently growing - the demand for treatment alternatives to drug and behavioral therapy will remain high for the foreseeable future.

Competitors and Industry

The Fisher Wallace Stimulator primarily competes with drug therapy and behavioral therapy, but may be used in conjunction with these standards of care. Additional competitive technologies include transcranial magentic stimulation, vagal nerve stimulation, cranial electrotherapy stimulation and electroconvulsive therapy devices.

Current Stage and Roadmap

Fisher Wallace has been profitable for the past three fiscal years and has sold over $23 million of its Version 1 device since inception. Our Version 1 device is approved in Europe, Canada, Mexico and Brazil and is cleared by the FDA in the United States.

Investment funds will be used to grow Version 1 sales through increased advertising and develop a Version 2 device which will be less expensive to manufacture and have a mobile app.

Our Version 2 device will deliver the same output as Version 1, but with a redesigned form factor (device casing), packaging, and a new mobile app to enhance the patient experience and improve data analytics. Given that Version 2 will use the same output technology as Version 1, no additional regulatory clearances or approvals will be necessary, and the technology risk of Version 2 product development is extremely low.

The Team

Officers and Directors

Name: Kelly Roman

Kelly Roman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: March 01, 2019 - Present
  Responsibilities: Marketing, product development, regulatory affairs, fundraising, operations. $197,990 annual cash compensation plus health insurance coverage.

- **Position:** Director
  Dates of Service: June 27, 2019 - Present
  Responsibilities: Board member oversight.

- **Position:** Co-Founder

Dates of Service: July 15, 2009 - Present
Responsibilities: Marketing, product development, regulatory affairs, fundraising, operations.

Name: Charles Fisher

Charles Fisher's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman
  Dates of Service: March 01, 2019 - Present
  Responsibilities: General oversight with a focus on finance and manufacturing. This position is currently unpaid with the exception of health insurance coverage paid for by the company. Charles Fisher currently owns 65% of the company's equity.

- **Position:** Director
  Dates of Service: August 27, 2019 - Present
  Responsibilities: Board member oversight.

- **Position:** Co-Founder
  Dates of Service: December 29, 2006 - Present
  Responsibilities: General oversight with a focus on finance and manufacturing.

Other business experience in the past three years:

- **Employer:** Fisher Wallace Laboratories
  Title: President
  Dates of Service: December 29, 2006 - March 01, 2019
  Responsibilities: General oversight with a focus on finance and manufacturing.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product to support its growth plan.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class B Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for at least one or more years. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. If you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering non-voting common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company may need additional funds in the future in order to grow and may not be able to raise those funds. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

The company may need to raise additional equity capital in the future. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this dilution. In addition, even if a future issuance of equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If the Company looses access to capital or credit, it may cease operation. In that case, the only asset remaining to generate a return on your investment could be the sale of our intellectual property. Even if we are not forced to cease operations, capital or credit constraints could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
The company has an operational product ("Version 1") which it has sold commercially for more than a decade and which it intends to sell in the future until a new version ("Version 2") is fully developed and released. If the company does not have sufficient access to capital to finish development of Version 2, it is possible that Version 2 will

not become operational or commercially available.

Developing new products and technologies entails significant risks and uncertainties
Delays or cost overruns in the development of our Version 2 device and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our future operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying Stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
Even if the Company sells all the common stock it is offering now, the Company may need to raise additional funds in the future, and if it cannot raise additional funds, the company could potentially fail. Even if the company does raise additional funds through an additional offering, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have more access to capital and marketing/sales channels and human resources than we have access to. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company has filed a provisional patent regarding its technology, and owns several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may diminish the capital of the Company.

We have pending patent approval's that might be vulnerable

The company has filed one provisional patent. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. The Company intends to protect its intellectual property portfolio. It is important to note that unforeseeable costs associated with such defense may reduce the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

If competitors are able to bypass our intellectual property protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Fisher Wallace or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Fisher Wallace could harm our reputation and materially negatively impact our financial condition and business.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Charles Fisher (owns Fisher Wallace LLC)	3,900,000	Class A Voting Common Stock	65.0
Kelly Roman (owns Fisher Wallace LLC)	1,200,000	Class A Voting Common Stock	20.0
Fisher Wallace LLC	6,000,000	Class A Voting Common Stock	100.0

The Company's Securities

The Company has authorized Class B Non-Voting Stock , and Class A Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 428,000 of Class B Non-Voting Stock .

Class B Non-Voting Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Stock .

Material Rights

There are no material rights associated with Class B Non-Voting Stock .

Class A Voting Common Stock

The amount of security authorized is 8,000,000 with a total of 6,000,000 outstanding.

Voting Rights

Full Voting Rights

Material Rights

There are no material rights associated with Class A Voting Common Stock.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Voting Stock
  Type of security sold: Equity
  Final amount sold: $0.01
  Number of Securities Sold: 1
  Use of proceeds: Company Operations

Date: August 12, 2019
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Voting Stock
  Type of security sold: Equity
  Final amount sold: $599.99
  Number of Securities Sold: 5,999,999
  Use of proceeds: Company Operations. This was a rollover of assets from the LLC to the C-Corp.
  Date: September 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The company's revenue is correlated to the amount the company spends on advertising. Over the past few years, the company has maintained a consistent return on ad spend (ROAS) of approximately 2X. Ad spend has been financed by a company credit card which is then paid by revenue generated through the company's e-commerce website. Since 2017, the company has not increased its ad budget as there as been no outside sourse of capital to offset the risk of increasing the budget. Funds raised through StartEngine will allow the company to increase its ad spend and significantly increase revenue year over year for the first time in several years.

There are five main components to the company's financial performance: return-on-ad-spend (ROAS), average retail price, overhead, cost of goods sold (COGS), and refunds (as a result of customers returning their device for a refund or applying a promoted discount).

Over the past few years, return on ad spend has remained consistent, COGS has decreased, overhead has modestly increased, the refund rate has remained consistent, and the average retail price has modestly decreased. These are the factors that have dictated financial performance to date.

Investors should expect ROAS to remain consistent, COGS to decrease incrementally as volume increases, overhead to remain relatively unchanged until revenue run rate reaches $10M (at which point we will need to modestly increase fullfilment capacity to handle sales above a $10M run rate), the refund rate to remain the same or modestly decrease, and the average retail price to remain the same or modestly increase.

Historical results and cash flows:

The historical results and cash flows are representative of what investors should expect for the Company in 2019. With increased access to capital, we expect financial results and cash flows to improve and grow in 2020 and in subsequent years, as correlated to the amount we spend on advertising combined with a lowering cost of manufacturing.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

On average, the Company generates $90,000 in net sales per week. The company has a credit card with American Express with a credit limit of $400,000 and a current balance of $213,232; a credit card with Citibank with a credit limit of $50,000 and a current balance of $39,928; a credit card with Capital One with a credit limit of $50,000 and a current balance of $46,480.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The Campaign funds are not currently critical to operations - the company has not raised outside capital since the company was founded 12 years ago. The campaign funds will be used for advertising and product development.

Our business has historically run at slightly better than breakeven. We could access more capital through Clearbanc and Shopify Capital ($600K combined potentially) if needed but have not. We have access to credit, and we have daily revenue as we've had for years. If we raise $100K after fees from Crowdfunding, by the end of the year it might be 50% of our EBITDA should we perform identically as last year. But the crowdfunding campaign is 90 days which means it closes in 2020.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are not currently necessary for the viability of the company and would only be so if the company were to sustain significant, unexpected losses in the near future.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Unless the company sustains significant, unexpected losses, we should be able to operate the company indefinitely regardless of whether we raise funds through the campaign.

We have operated for 12 years without crowdfunding. I'm making the estimate of sustainability without crowdfunding on expenses we've had for years - primarily COGS, overhead, refunds, marketing. If suddenly our factory burns down and we can't obtain devices, that would be an example of an unexpected event that would cause us to sustain significant losses. There are myriad possibilities of disruption but the likelihood is that things will be status quo or improve.

How long will you be able to operate the company if you raise your maximum funding goal?

Unless the company sustains significant, unexpected losses, we should be able to operate the company indefinitely regardless of whether we raise funds through the campaign.

We have operated for 12 years without crowdfunding. I'm making the estimate of sustainability without crowdfunding on expenses we've had for years - primarily COGS, overhead, refunds, marketing. If suddenly our factory burns down and we can't obtain devices, that would be an example of an unexpected event that would cause us to sustain significant losses. There are myriad possibilities of disruption but the likelihood is that things will be status quo or improve.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Additional future sources of capital include a Clearbanc line of credit, additional equity crowdfunding rounds, and potential investment from venture capital, private equity, family office and/or strategic investors.

Indebtedness

- **Creditor:** Charles A. Fisher
  Amount Owed: $576,000.00
  Interest Rate: 5.0%
  Maturity Date: September 12, 2029

The debt owed to Charles Fisher, currently $576,000.00 as of September 10, 2019, will bear annual interest of 5% of the outstanding balance, with interest payments due quarterly. If the company is profitable, a minimum of 20% of the net profit (EBITDA) of that year will go toward repayment of the outstanding loan, with discretion to increase this amount by a vote of the majority of the Class A shareholders, based upon the financial soundness of the company in any particular fiscal year. If the company is not profitable then only interest will be paid on the outstanding balance until such time that profitability is restored, and principle can be paid.

Related Party Transactions

- **Name of Entity:** Charles A. Fisher
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Loan to the company in the amount of $576,000.
  Material Terms: The debt owed to Charles Fisher, currently $576,000.00 as of September 10, 2019, will bear annual interest of 5% of the outstanding balance, with interest payments due quarterly. If the company is profitable, a minimum of 20% of the net profit (EBITDA) of that year will go toward repayment of the outstanding loan, with discretion to increase this amount by a vote of the majority of the Class A shareholders, based upon the financial soundness of the company in any particular fiscal year. If the company is not profitable then only interest will be paid on the outstanding balance until such time that profitability is restored, and principle can be paid.

Valuation

Pre-Money Valuation: $15,000,000.00

Valuation Details:

Pre-IPO heath technology companies with a focus on hardware are often valued at more than 5X net revenue - one example is Peloton. Peloton recently reported $918M in 2018 revenue and is currently valued at $8B (https://www.businessinsider.com/peloton-ipo-business-model-analysis-investors-bullish-2019-6).

Fisher Wallace's $15M valuation represents 3.2 times 2018 net revenue. The valuation is also informed by the fact that Fisher Wallace addresses a very large market (global mental health and sleep), has high gross margins, valuable IP, a scalable business model, global regulatory approvals and clearances, and as volume grows, the company's cost of manufacturing will decrease.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *StartEngine Invoice*
  94.0%
  StartEngine has invoiced us for $10,000 to manage the campaign. So the minimum funding goal of $10,000 will be used to pay this invoice.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  48.0%
  Fisher Wallace has consistently generated 2X return on ad spend (ROAS), and therefore increasing investment in advertising provides a high likelihood of yielding similar returns. Our product fulfillment team is not currently operating at capacity, and has successfully operated at a $10M run rate during Black Friday sales - as a result, we can increase sales without the need to increase overhead, allowing for increased profits as we increase sales. Our customer sales cycle last 3 months, with more than half of our customers purchasing a device within 1 month of visiting our site, and the remainder taking longer than 1 month to purchase. As a result, it is useful to have access to capital to finance an incremental increase in advertising.

- *Research & Development*
  46.0%
  Product development is anticipated to occur in three stages. The first stage will be the replacement of our current printed circuit board (PCB) with a version that costs less to manufacturer and can be deployed in both of current Version 1 device as well as our upcoming Version 2 device. The engineering fees associated with a new PCB are anticipated to be between $100K - $200K. The second stage of product development is to generate the engineering documents needed to finalize the patent for our provisionally patented system-on-a-chip (SoC) technology, which may be leveraged in the future to embed our technology in other hardware platforms, such as smartwatches. The fees associated with SoC engineering documents are anticipated to be between $100K - $200K. The third stage of product development will be focused on creating our Version 2 device, which will include new industrial design, packaging, branding, app design and a data platform. The fees associated with Version 2 industrial design, app design, packaging, branding and data platform development are anticipated to be approximately $500K. StartEngine Reg C funds will therefore be deployed for the first two stages, with EBITDA (derived from increased ad-drives sales) and/or

additional outside investment needed to complete the third stage.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.fisherwallace.com/ (https://www.fisherwallace.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/fisherwallace

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Fisher Wallace Laboratories, Inc.

[See attached]

FISHER WALLACE LABORATORIES, LLC
Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2018 and 2017

Fisher Wallace Laboratories LLC
Index to Financial Statements
(unaudited)

SetApart Financial Services
10586 W Pico Blvd, Suite 224
Los Angeles, CA 90065
P: (213) 814 – 2809
W: www.setapartfs.com

To the Board of Directors of
Fisher Wallace Laboratories, LLC
New York, New York

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Fisher Wallace Laboratories, LLC (the "Company,"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the years ending December 31, 2018 and December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Marko Glisic, CPA
Los Angeles, California
08/08/2019

Marko Glisic, CPA

FISHER WALLACE LABORATORIES LLC
BALANCE SHEETS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	December 31, 2018	December 31, 2017
ASSETS		
Current Assets		
Cash and Cash Equivalents	159,577	333,608
Receivables	6,658	-
Inventories	19,833	2,153
Other Current Assets	-	5,000
Total Current Assets	186,068	340,761
Fixed Assets		
Furniture and Equipment, net	-	-
Intangible Assets, net	342	630
Other Assets	-	596
Total Non-Current Assets	342	1,226
TOTAL ASSETS	$ 186,410	$ 341,987
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	123,856	122,019
Credit Cards	42,400	-
Member Loan, Current	126,525	415,000
Other Current Liabilities	35,729	19,786
Total Current Liabilities	328,510	556,805
Long Term Liabilities		
Member Loan, Non-Current	-	126,525
Total Non-Current Liabilities	-	126,525
Total Liabilities	328,510	683,330
Equity		
Members Equity	(1,224,455)	(1,223,373)
Retained Earnings	882,030	467,611
Net Income	200,325	414,419
Total Equity	(142,100)	(341,343)
TOTAL LIABILITIES & EQUITY	$ 186,410	$ 341,987

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 3 -

FISHER WALLACE LABORATORIES LLC
STATEMENTS OF OPERATIONS
FOR THE PERIODS DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	December 31, 2018	December 31, 2017
Revenue	$ 4,717,684	$ 4,653,739
Cost of Goods Sold	1,082,135	1,209,467
Gross Margin	3,635,549	3,444,272
Operating Expenses		
Advertising and Marketing	2,388,598	2,044,902
General and Administrative Expenses	1,042,007	916,381
Research and Development	4,458	69,335
Total Operating Expenses	3,435,062	3,030,617
Net Operating Income (Loss)	200,487	413,655
Depreciation	(165)	-
Other Income (Expense)	3	765
Net income (Loss)	$ 200,325	$ 414,419

FISHER WALLACE LABORATORIES LLC
STATEMENTS OF MEMBERS' EQUITY
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	Members' Equity		Additional Paid-in Capital	Accumulated Earnings	Total Members' Equity
	Units	Amount $			
December 31, 2016	-	-	$ (1,173,078)	$ 467,611	$ (705,467)
Contribution	-	-	-	-	-
Distribution	-	-	(50,295)	-	(50,295)
Net income (loss)	-	-	-	414,419	414,419
Balance at December 31, 2017	-	-	(1,223,373)	882,030	(341,343)
Contribution	-	-	-	-	-
Distribution	-	-	(1,082)	-	(1,082)
Net income (loss)	-	-	-	200,325	200,325
Balance at December 31, 2018	-	$ -	$ (1,224,455)	$ 1,082,355	$ (142,100)

- 5 -

FISHER WALLACE LABORATORIES LLC
STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	December 31, 2018	December 31, 2017
Cash flows from operating activities		
Net income	$ 200,325	$ 414,419
Total Adjustments to reconcile Net Cash Provided By Operations:		
Accounts Receivable	$ (6,658)	$ -
Inventory	(17,680)	17,145
Other Current Assets	5,000	-
Accounts Payable	1,838	69,644
Credit Cards	42,400	-
Other Current Liabilities	15,943	(59,488)
Net Cash Provided By Operating Activities:	**241,167**	**441,720**
Cash flows from Investing Activities		
Intangible Purchases/(Sales)	288	(500)
Other Assets	596	(596)
Net Cash used in investing activities	**884**	**(1,096)**
Cash flows from Financing activities		
Member Loan Repayments	(415,000)	(200,000)
Contribution/(Distribution)	(1,082)	(50,295)
Net cash received from financing activities	**(416,082)**	**(250,295)**
Net (decrease) increase in cash and cash equivalents	(174,031)	190,329
Cash and cash equivalents at beginning of period	333,608	143,279
Cash and cash equivalents at end of period	**$ 159,577**	**$ 333,608**

NOTE 1 – NATURE OF OPERATIONS

Fisher Wallace Laboratories LLC was formed on December 29, 2006 ("Inception") in the State of Delaware. The financial statements of Fisher Wallace Laboratories LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, NY.

The company manufactures (through a subcontractor in New Jersey) a cranial electrotherapy stimulation device, the Fisher Wallace Stimulator, which is FDA cleared for the treatment of depression, anxiety and insomnia. The device was invented by two electrical engineers, Saul and Bernard Liss, in the 1980's, and has been on the market as an FDA sanctioned device since 1991. The device uses a mild form of alternating current to stimulate key neurotransmitters, including dopamine, serotonin and beta-endorphin, and also lowers cortisol, the stress hormone.

The Fisher Wallace Stimulator restores sleep and improves mood by using patented radio frequencies to gently stimulate the brain's production of serotonin, beta-endorphin and other key neurochemicals. Multiple published studies, including studies performed at Harvard Medical School, have proven the safety and effectiveness of the device. Patients typically use the device twice a day for twenty minutes (once in the morning and once before bedtime). The device causes no serious side effects and is safe to use while taking medication.

The Fisher Wallace Stimulator is sold primarily to consumers directly by us, as well as to a handful of distributors. Most of our distributors are in the US, some are in Canada and one in Mexico, and we have a few in Europe and then in Hong Kong.

We have a CE/ISO mark which allows us to sell in Europe, as well as approval in Brazil (ANVISA), Mexico (COFAPRISE) and Health Canada.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when

available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventory
Inventories consist primarily of consist primarily of our medical devices. Inventories are recorded using the First in First Out (FIFO) method. As of December 31, 2018, and December 31, 2017, the company carries total inventory in the amount of $19,833 and $2,153 respectively.

Property and Equipment
Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The Company has no property and equipment as of December 31, 2018 or 2017.

Patents
The company capitalizes patent filing fees and it expenses legal fees, in connection with internally developed pending patents. The company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patents are amortized over the expected period to be benefited, not to exceed the patent lives, which may be as long as 17 years. The company's patent was acquired in 2007 and is almost completely amortized.

Revenue Recognition
The Company recognizes revenues from the sale of the Fisher Wallace Stimulator medical device and Circadia, the OTC version, primarily through the internet on their websites, fisherwallace.com and circadia.info when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Shipping and Handling

Costs incurred for shipping and handling are included in cost of revenue at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as revenues.

Costs of Net Revenues
Costs of Net Revenues include the cost of stimulator, batteries, accessories and spare parts, device bags, labels, Shopify fees, strap material, PayPal fees.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has filed tax returns from inception in 2017 through 2018 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a member's deficit of $142,100 and $341,343 as of December 31, 2018 and December 31, 2017 respectively.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4 – DEBT

Charles A. Fisher, one of the members, agreed in principal to lend funds to Fisher Wallace Laboratories LLC on an interest free basis, as of June 2014, and for those loans to be repaid when the company produced a profit. There is no specific schedule for payment. The carries a balance of $126,525 and $541,525 as of December 31, 2018 and December 31, 2017 respectively.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS
In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition

and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We have adopted the new standard effective January 1, 2018.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

On December 24, 2010 the company signed a month to month rental lease agreement with a certain owner for an office space. The lease began upon execution of agreement with a monthly rent of $3,500 and increased year to year to $5,400 and $5,155 per month in 2018 and 2017 respectively.

Rent expense was in the amount of $64,806 and $61,858 as of December 31, 2018 and December 31, 2017 respectively.

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its members.

NOTE 7 – MEMBERS' EQUITY

LLC Units
The current ownership percentages of the members are as follows:

Member's Name	Ownership Percentage
Charles Fisher	65%
Kelly Roman	20%
William Fisher	7.5%
Matthew Fisher	7.5 %

NOTE 7 – RELATED PARTY TRANSACTIONS

Charles A. Fisher, one of the members, agreed in principal to lend funds to Fisher Wallace Laboratories LLC on an interest free basis, as of June 2014. He has lent the company several amounts of money since inception, some of which have been repaid. No specific maturity date has been set for loans repayment. The loans are expected to be repaid when the company produced a profit and has enough working capital to cover operations. The total loan outstanding balance is in the amount of $126,525 and $541,525 as of December 31, 2018 and December 31, 2017 respectively.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through August 8, 2019, the issuance date of these financial statements.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

FISHER WALLACE LABORATORIES, INC
Financial Statements (Unaudited) and Independent Accountant's Review Report
As of Inception (July 18, 2019) to July 31, 2019

Fisher Wallace Laboratories Inc.
Index to Financial Statements
(unaudited)

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

SetApart Financial Services
10586 W Pico Blvd, Suite 224
Los Angeles, CA 90065
P: (213) 814 – 2809
W: www.setapartfs.com

To the Board of Directors of
Fisher Wallace Laboratories, Inc.
New York, New York

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Fisher Wallace Laboratories, LLC (the "Company,"), which comprise the balance sheets as of July 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the periods as of Inception (July 18, 2019) to July 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Marko Glisic, CPA
Los Angeles, California
09/05/2019

Marko Glisic, CPA

FISHER WALLACE LABORATORIES INC.
BALANCE SHEET
JULY 31, 2019
(unaudited)

ASSETS

Current Assets		
Cash and Cash Equivalents		-
Total Current Assets		-
TOTAL ASSETS	$	-

LIABILITIES & EQUITY

Current Liabilities		
Short Term Loan		-
Total Current Liabilities		-
Total Liabilities		
Equity		
Common Stock		-
Subscription Receivable		-
Retained Earnings		-
Net Income		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 3 -

FISHER WALLACE LABORATORIES INC.
STATEMENT OF OPERATIONS
FOR INCEPTION (JULY 18, 2019) TO JULY 31, 2019
(unaudited)

Revenue	$	-
Cost of Service		-
Gross Margin		-
Expenses		
Start Up Costs		-
Total Expense		-
Operating Income		-
Other Income		-
Other Expense		-
Income Tax		-
Net income	$	-

FISHER WALLACE LABORATORIES INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR INCEPTION (JULY 18, 2019) TO JULY 31, 2019
(unaudited)

| | Common stock | | Subscription Receivable | Additional Paid-in Capital | Accumulated Earnings | Total Stockholders' Equity |
	Shares	Amount				
Inception (July 18, 2019)	-	$ -	$ -	$ -	$ -	$ -
Issuance of Founders Shares	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-
Balance at July 31, 2019	-	-	-	-	-	-

FISHER WALLACE LABORATORIES INC.
STATEMENT OF CASH FLOWS
FOR INCEPTION (JULY 18, 2019) T JULY 31, 2019
(unaudited)

Cash flows from operating activities		
Net income	$	-
Total Adjustments to reconcile Net Cash Provided By Operations:		
Net Cash Provided By Operating Activities:		-
Cash flows from financing activities		
Short Term Loan		-
Net cash received from financing activities		-
Net (decrease) increase in cash and cash equivalents		-
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	$	-
Non Cash Investing and Financing Activities:		
Subscription Receivable	$	-

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 6 -

NOTE 1 – NATURE OF OPERATIONS

Fisher Wallace Laboratories Inc. was formed on July 18, 2019 ("Inception") in the State of Delaware. The financial statements of Fisher Wallace Laboratories Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, NY.

The company manufactures (through a subcontractor in New Jersey) a cranial electrotherapy stimulation device, the Fisher Wallace Stimulator, which is FDA cleared for the treatment of depression, anxiety and insomnia. The device was invented by two electrical engineers, Saul and Bernard Liss, in the 1980's, and has been on the market as an FDA sanctioned device since 1991. The device uses a mild form of alternating current to stimulate key neurotransmitters, including dopamine, serotonin and beta-endorphin, and also lowers cortisol, the stress hormone.

The Fisher Wallace Stimulator restores sleep and improves mood by using patented radio frequencies to gently stimulate the brain's production of serotonin, beta-endorphin and other key neurochemicals. Multiple published studies, including studies performed at Harvard Medical School, have proven the safety and effectiveness of the device. Patients typically use the device twice a day for twenty minutes (once in the morning and once before bedtime). The device causes no serious side effects and is safe to use while taking medication.

The Fisher Wallace Stimulator is sold primarily to consumers directly by us, as well as to a handful of distributors. Most of our distributors are in the US, some are in Canada and one in Mexico, and we have a few in Europe and then in Hong Kong.

We have a CE/ISO mark which allows us to sell in Europe, as well as approval in Brazil (ANVISA), Mexico (COFAPRISE) and Health Canada.

Going Concern
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these

estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of July 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company recognizes revenues from the sale of the Fisher Wallace Stimulator medical device and Circadia, the OTC version, primarily through the internet on their websites, fisherwallace.com and circadia.info when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and New York state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Software Development Costs
The Company recognized software development costs based on the guidance of Accounting Standards Codification (ASC) 985, *Software*. The software has not reached technological feasibility, and therefore, the Company has expensed all costs incurred to date.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The company has no debt as of inception.

NOTE 4 – COMMITMENTS AND CONTINGENCIES
We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000, shares common stock consisting of 8,000,000 shares of Class A Voting Common Stock, par value $0.0001 per share; and 2,000,00 shares of Class B Non-Voting Common Stock, par value $0.0001 per share.

NOTE 7 – RELATED PARTY TRANSACTIONS

There are no related parties.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after July 18, 2019 through September 5, 2019, the issuance date of these financial statements.

As of September 1, 2019, Fisher Wallace Laboratories Inc (Purchaser) entered an asset purchase agreement and bill of sale with Fisher Wallace Laboratories, LLC an New York Limited Liability Company (Seller) to acquire all assets and liabilities of Seller in exchange of 6,000,000 shares of Purchaser's Class A Voting Common Stock (the Purchase Price).

As of September 1, 2019, an action by Unanimous Written Consent of all the directors of Fisher Wallace Laboratories Inc., was executed to adopt the Purchase of Assets pursuant to which Fisher Wallace Laboratories LLC shall transfer all of its assets and liabilities to the Company in exchange for 5,999,999 shares of Class A Voting Common Stock. The Unanimous Written Consent of all Directors of Fisher Wallace Laboratories Inc., also proposed that the Company engage in an offering under Regulation CF of the Securities Act Rules, pursuant to which it shall offer up to 428,000 shares f common stock for $2.50 per share (the Offering)

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]









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Fisher Wallace Laboratories

Medical Devices for Mood and Sleep

Website New York, NY HEALTH TECH

Fisher Wallace manufactures and markets wearable medical devices for the treatment of depression, anxiety and insomnia.

$0.00 raised

0 Investors	92 Days Left
% Equity Offered	$15M Valuation
Equity Offering Type	$250.00 Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates 0 Comments Follow

Reasons to Invest

- An FDA-Cleared, clinically validated solution for depression, anxiety and insomnia with over 50,000 patients and 10,000 prescribers in the United States
- $4.7 Million net revenue in 2018 with total lifetime revenue of $23.3 Million
- Named an INC 5000 fastest growing company with OTC approval in Europe, Canada, Mexico and Brazil, and recently obtained Medicaid approval in Maine (MaineCare)





THE PROBLEM

Drug therapy provides low to modest efficacy with high side effect rate and high cost

Antidepressants, anti-anxiety and sleep medications all have a high rate of side effects, and even in generic form can be very expensive - and the many doctor visits needed to manage medication are also costly. Behavioral therapy (psychotherapy or CBT) does not cause serious side effects but is expensive to administer and requires a very high level of patient engagement.





THE SOLUTION

FDA-Cleared wearable treatment - just 20 minutes per day

The Fisher Wallace Stimulator® comfortably stimulates the brain to produce neurochemicals such as serotonin, while modulating the brain's default mode network and reducing cortisol, as demonstrated in published studies. The device has a 75% effectiveness rate and 1% side effect rate in clinical trials and practice - compared to the 38% side effect rate of SSRI medication.



OUR TRACTION

$23.3 Million lifetime revenue and profitable!

Named as an INC 5000 fastest growing company, Fisher Wallace has demonstrated product-market fit by selling over 50,000 medical devices -

prescribed by over 10,000 licensed healthcare providers in the United States.

$4.7M+	50,000+	10,000+
—	—	—
2018 Revenue	**Medical devices sold**	**Healthcare providers**

WHAT WE DO ———————————

Symptom reduction in the first week of use

Patients use the device at home for 20 minutes a day and typically experience symptom reduction within the **first week of use.** A clinical trial performed at Mount Sinai Beth Israel Hospital (published in 2015) demonstrated a large effect size between patients who used the Fisher Wallace Stimulator® and patients who used a placebo device to treat bipolar II depression.

Success at **TWICE** the rate of Anti-depressants

Psychiatrist Richard P. Brown says he has used the device with 400 severely depressed patients and that more than 70% find relief -- about twice the rate of anti-depressants."

THE WALL STREET JOURNAL.

Treats severe, chronic insomnia

I have had great success using the device to treat severe, chronic insomnia in patients who are resistant to pharmacotherapy.

 COLUMBIA UNIVERSITY MEDICAL CENTER

   

   

The US Mental Health market is expected to exceed $200 Billion in 2020

- Mental Health is the #1 healthcare cost in the US, greater than cancer, diabetes or heart disease - half of all costs are spent treating depression and anxiety (source)
- 1 in 4 Americans also develop insomnia each year
- Spending is expected to continue growing, especially with the Affordable Care Act and medicaid expansions

The Affordable Care Act Is Likely to Add 2.7 Percent to M/SUD Treatment Spending in 2020



Spending for M/SUD with and without Affordable Care Act Effects, 2009–2020

Source: SAMHSA Spending Estimates.

A consumer electronics approach to mental health

Our solution offers significant clinical and economic advantages over medication and behavioral therapy while also working well in conjunction with them (many providers prescribe our device in combination with medication and behavioral therapy). We have obtained international regulatory approvals and established a long safety track record and high effectiveness rate with an easy-to-use product that is affordable out-of-pocket. Plus, treatment is rapid and validated by

published data and tens of thousands of satisfied end users.


CLINICAL TRIAL ON INSOMNIA
Treatment of Sleep Onset Insomnia
Clinical Trial Conducted at University of Illinois at Chicago
Baseline
Week 1
Week 2
70
Minutes Before Falling Asleep
0
Placebo Group
Active Group
Device Class Research


CLINICAL TRIAL ON DEPRESSION
Treatment of Bipolar II Depression
Clinical Trial Conducted at Mount Sinai Hospital
Baseline
Week 1
Week 2
0
Change in Depression Index
-14
Placebo Group
Active Group
Device Specific Research

THE BUSINESS MODEL

Vertically integrated, direct-to-patient e-commerce

We use Google advertising, Facebook and e-mail marketing to guide customers to our e-commerce website, and then drop-ship devices on the same or next business day. As we develop new versions of our product, we will grow sales through increased advertising, offer bundled, recurring digital health services, invest in new research, increase insurance coverage, and offer corporate wellness and mental health solutions for employers.


Fisher Wallace
Stimulator
212 688 8100

THE VISION

A global, full-stack medical and wellness solutions company

Evolving from a hardware-only medical device company into a software and data-driven solution will position the company to exceed $50M in revenue* and become a candidate for strategic acquisition or a public offering within five years. The company is currently developing a Version 2 device that will feature improved industrial design, a mobile app with digital health services, and patent-pending microchip technology that will lower the cost of manufacturing and also allow the technology to be embedded in other hardware platforms.

**The combined costs of marketing and manufacturing are anticipated to be 60% of net revenues of $50M or more.*



OUR TEAM

Leaders in their field

Co-Founder and CEO Kelly Roman has pioneered the field of wearable neuromodulation and is an expert in product development, regulatory affairs, healthcare marketing and clinical trial strategy. Co-Founder Charles "Chip" Fisher grew up in the electronics business and began his career at IBM before acquiring the original patents to the Fisher Wallace Stimulator. The company's medical

advisory board is also comprised of leaders in the fields of psychiatry, opioid addiction treatment and sleep medicine. Now, they've teamed up to disrupt the mental health industry with cutting-edge electronics.



Kelly Roman (left) and Chip Fisher (right) flank Medal of Honor recipient SFC Petry

WHY INVEST

Massive opportunity to improve mental health treatment

With the funds raised from StartEngine we'll continue Version 2 product development while growing sales of our successful Version 1. By doing so, we will continue positively impacting the lives of military veterans, first responders, opioid and alcohol addiction patients, nursing mothers, and many other patient populations in need of better, more affordable treatment.



| 2007 | 2009 | 2015 | 2016 | 2017 | 2018 | March, 2020 | July, 2020 | September, 2020 | October, 2020 |

Acquired original patents and FDA Clearance (510k) from inventors Saul and Bernard Liss
(2007)

Completed study of drug and alcohol rehabilitation patients conducted at Phoenix House
(2009)

Completed study of bipolar depression patients conducted at Mount Sinai Beth Israel Hospital
(2015)

Approved for Over-the-Counter (OTC) sale in Europe and Canada
(2016)

Approved by Medicaid in Maine (MaineCare); Approved for Over-the-Counter (OTC) sale in Mexico and Brazil
(2017)

$4.7 million net revenue (EBITDA positive)
(2018)

(ANTICIPIATED)
Completion of System-on-a-Chip Engineering
(March, 2020)

(ANTICIPIATED)
Completion of Version 2 device
(July, 2020)

(ANTICIPIATED)
Completion of new clinical trial on insomnia
(September, 2020)

(ANTICIPIATED)
$10MM+ revenue run rate (anticipated to be 68% of revenue)
(October, 2020)

Meet Our Team

 

Kelly Roman
Co-Founder & CEO & Director

For the past decade, Kelly Roman has helped lead the fields of neuromodulation product development, regulatory affairs, healthcare marketing and clinical trial strategy. Prior to co-founding Fisher Wallace, Kelly graduated from Harvard and served as an award-winning executive in the digital advertising and SaaS industries. He currently serves on the boards of two charter high schools in New York City.

Charles Fisher
Co-Founder & Chairman & Director

Charles "Chip" Fisher grew up in the electronics business before helping pioneer the neuromodulation industry - his father, Avery Fisher, founded Fisher Radio (later named Fisher Electronics). After graduating from Harvard and serving as a sales executive at IBM, Chip acquired the original intellectual property to the Fisher Wallace Stimulator and is the company's largest shareholder - and recent TEDx contributor.

Offering Summary

Company :	Fisher Wallace Laboratories, Inc.
Corporate Address :	515 Madison Avenue, New York, NY 10022
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type :	Equity
Security Name :	Class B Non-Voting Stock

Minimum Number of Shares

Minimum Number of Shares Offered : 4,000

Maximum Number of Shares Offered : 428,000

Price per Share : $2.50

Pre-Money Valuation : $15,000,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Perks* and Invesmtent Bonuses

Early Bird

First 7 days - 5% bonus shares

Volume

$1500+ | 42% discount on the purchase of a Fisher Wallace device

$5,000+ | Above + 2% bonus shares

$10,000+ | Above + 3% bonus shares

$20,000+ | Above + 5% bonus shares

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Fisher Wallace Laboratories, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Stock at $2.50 / share, you will receive 110 Class B Non-Voting Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Kelly Roman:

Fisher Wallace manufactures and markets medical devices for the treatment of depression, anxiety and insomnia. Our flagship product is a wearable brain stimulation device that's used by over 50,000 patients, and prescribed by over 10,000 providers. Our technology works by stimulating the brain to produce neuro chemicals such as serotonin, as well as modulating the brain's default mode network, and in training a calm brainwave state. Mental health is the number one healthcare cost in the United States. About half is spent treating depression and anxiety, with tens of billions more spent treating sleep disorders.

Logan Shield:

I served in the United States Marine Corps for six years. Within that time I deployed a total of four times. Two times to Iraq, two times to Afghanistan. My entire life I was diagnosed with anxiety issues, depression. Honestly, all I ever wanted my entire life, not even in the military, was just to feel like a normal person, and that device re-introduced that feeling of normality to me.

Dr. Xenakis:

I'm Dr. Steve Xenakis, I am a psychiatrist and I'm a retired army general. Spent 28 years on active duty, have spent most of my career treating soldiers, veterans and family members. One of the common problems that they have is sleep difficulties. They just can't get restful sleep. These kinds of devices help them do that.

Chip Fisher:

So what was interesting to me in this business is that my family was in the electronics business, and this is an electronics product. Our company was Fisher Radio, which was a very important electronics business from 1937 to 1969 when we sold it. And my father was deeply involved in this field, and actually helped develop the first stereo phonograph. So I grew up going to my father's factory and actually working in it, and understanding how consumer products were made, and radios in particular. And my father had a great attention to detail in terms of their design, their functionality, their ease of use. And so, we have dedicated ourselves to making the device easy to use and understandable to the average consumer. And that's something that we really take great pride in.

Kelly Roman:

We've been profitable for the past three years, and last year generated 4.7 million in net revenue. Essentially, we use digital advertising to drive traffic to FisherWallace.com where we educate patients and providers who can then purchase a device over the site. We will innovate and expand our business model in part by innovating our product. Our version two device will have new human centered industrial design, which will translate into a more approachable form factor. We're developing a new app with data analytics that will provide patient monitoring, symptom tracking, usage tracking and curate digital health services. We have patent pending system on a chip technology that will allow us to lower the costs of manufacturing and improve performance, and ultimately allow us to embed our technology into other hardware such as mobile phones, smart watches, and even airline and autonomous vehicles. Anywhere sleep and stress management is needed. Our entire team sincerely appreciates your interest in Fisher Wallace, and we hope you'll join us as a shareholder as we continue to innovate and grow our business.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:43 PM 08/23/2019
FILED 06:43 PM 08/23/2019
SR 20196694361 - FileNumber 7574858

CERTIFICATE OF INCORPORATION OF FISHER WALLACE LABORATORIES INC.

Article I

The name of the corporation is Fisher Wallace Laboratories Inc. (the "**Corporation**").

Article II

The registered office of the Corporation in the State of Delaware is located at 651 N. Broad St, Suite 205, New Castle County, Middletown, DE 19709. The name of the registered agent of the Corporation at such address is LegalInc Corporate Services Inc.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

The total number of shares of stock which the Corporation shall have authority to issue is Ten Million (10,000,000) shares of common stock, consisting of: (i) Eight Million (8,000,000) shares of Class A Voting Common Stock, par value $0.0001 per share; and (ii) Two Million (2,000,000) shares of Class B Non-Voting Common Stock, par value $0.0001 per share. Except as may be provided in this Certificate of Incorporation or required by law, the Class A Voting Common Stock shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Class A Voting Common Stock being entitled to one vote for each share of Class A Voting Common Stock held of record by such holder on such matters. The number of authorized shares of Class A Common Stock, Class B Common Stock or any other class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of Class A Common Stock. Except as required by law, the Class B Non-Voting Common Stock shall have no voting rights.

Article V

The name and mailing address of the incorporator are as follows:

Name	Mailing Address
Jeffrey S. Marks	9 Chatelaine Newport Coast, CA. 92657

Article VI

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article VI shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article VI shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article VI becomes effective.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VII

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VIII

The duration of the Corporation shall be perpetual.

Article IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article X

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, **THE UNDERSIGNED**, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly has executed this Certificate on September 18, 2019.

_____
Jeffrey S. Marks, Incorporator

3